UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-15781

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
60 State Street
Boston, Massachusetts 01209

 BERKSHIRE BANK 401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2019 and 2018

TABLE OF CONTENTS
BERKSHIRE BANK 401(k) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2019 and 2018

The following financial information is submitted herewith:	Page
Report of Independent Registered Public Accounting Firm	1-2
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018	3

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2019 and 2018	4

Notes to Financial Statements	5-15
Supplemental Schedule*:
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2019	16

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Berkshire Bank 401(k) Plan Pittsfield, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Berkshire Bank 401(k) Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Berkshire Bank 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP
We have served as the Plan's auditor since 2017.
South Bend, Indiana
June 29, 2020

BERKSHIRE BANK 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

	2019	2018

ASSETS
Investments, at fair value	$ 150,392,573	$ 119,267,540

Receivables:
Notes receivable from participants	2,777,340	3,056,575
Total receivables	2,777,340	3,056,575
Net assets available for benefits	$ 153,169,913	$ 122,324,115

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2019 and 2018

	2019	2018

Additions to net assets attributed to:

Investment income / (loss):
Dividends and interest	$ 4,087,322	$ 3,897,255
Net appreciation / (depreciation) in fair value of investments	22,885,325	(12,838,968)
Total investment income / (loss)	26,972,647	(8,941,713)
Other income:
Interest income on notes receivable from participants	168,560	150,602
Total other income	168,560	150,602
Total income / (loss)	27,141,207	(8,791,111)

Contributions:
Employer	4,150,698	3,881,280
Participants	9,139,387	8,422,195
Rollover	5,066,063	8,284,966
Total contributions	18,356,148	20,588,441

Total additions	45,497,355	11,797,330

Deductions from net assets attributed to:
Withdrawals and benefits paid to participants	14,612,109	12,681,734
Administrative fees	39,448	28,400
Total deductions	14,651,557	12,710,134

Net increase / (decrease) in net assets available for benefits	30,845,798	(912,804)

Net assets available for benefits at beginning of year	122,324,115	123,236,919
Net assets available for benefits at end of year	$ 153,169,913	$ 122,324,115

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

1.  DESCRIPTION OF THE PLAN
The Berkshire Bank 401(k) Plan (the “Plan”) was established on April 11, 1993.
The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries (the “Bank” or the “Plan Sponsor”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  Vanguard Fiduciary Trust Company serves as the Trustee of the Plan. The Vanguard Group (“Vanguard” or the “Custodian”) is the financial advisor, record keeper, and custodian of the Plan.
Contributions
Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code (“IRC”).  The maximum participant deferral was $19,000 and $18,500 for the Plan years ended December 31, 2019 and 2018, respectively.  In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001.  Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and individual retirement accounts.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their rate of contribution each pay period. Participants are eligible to contribute a flat dollar amount or a percentage of their pretax annual compensation. Berkshire Bank’s 401(k) Plan offers an after-tax Roth option as an additional deferral selection.
The Bank matches a portion of eligible employee contributions.  During 2019 and 2018, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s pretax annual compensation.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

DESCRIPTION OF THE PLAN (continued)
Plan Eligibility
Employees of the Bank are eligible to participate in the Plan after attaining eighteen years of age and completing ninety days of service.
A break in eligibility service occurs if an employee is not employed for a twelve consecutive month period. If the eligibility requirements had not yet been satisfied and there is a break in eligibility service, periods before the break in service will not be taken into account and the employee will have to satisfy the eligibility requirements following the break in service.
Periods during which an employee has a break in eligibility service will not count against the employee if the employee was absent because the employee was pregnant, had a child or adopted a child, was serving in the military, or provided service during a national emergency and re-employment is protected under federal or state law, and the employee returns to employment within the time required by law.  Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes. Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied. Rehires may rejoin the Plan on the first day of the month following the month of rehire if they were previous participants of the Plan.
Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contributions, (b) the Plan’s investment earnings, (c) administrative expenses and (d) participant withdrawals. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected mutual funds of Vanguard and other financial advisors, and common shares of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  Participants electing the Vanguard Brokerage Option can transfer vested assets to their brokerage account and invest in additional options beyond the Plan’s core lineup. Employer contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

DESCRIPTION OF THE PLAN (continued)
Vesting
Participants are 100% vested in all contributions plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum amount, which is equal to $50,000 or 50% of their vested account balance, whichever is less.  In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months.  The loans are secured by the balance in the participant’s accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date. Interest rates ranged from 4.25% to 6.50% and 4.25% to 6.25% as of December 31, 2019 and December 31, 2018, respectively. In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions. Loans used to finance the participant’s principal residence are repaid over a period of time, up to 20 years.
If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default; however, the balance continues to be included in notes receivable from participants until the account balances of the defaulted borrower(s) are distributed from the Plan. Deemed loans totaled $902 for the year ended December 31, 2019. There were no deemed loans for the year ended December 31, 2018. There were no loan defaults for terminated participants for the years ended December 31, 2019 and 2018.
Payment of Benefits
On termination of service due to death, disability, normal retirement, or attaining age 59½ a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date. If the vested portion of a participant’s account balance is $1,000 or less, and the participant does not provide alternative instructions to the Plan sponsor, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.
Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

DESCRIPTION OF THE PLAN (continued)
Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.
Forfeited Accounts
At December 31, 2019 and December 31, 2018, forfeited non-vested accounts totaled $912 and $22,340, respectively. These accounts will be used to reduce future employer contributions.
2.  SUMMARY OF ACCOUNTING POLICIES
A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.
Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

SUMMARY OF ACCOUNTING POLICIES (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value reported by the fund at year-end. Investments in Berkshire Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation / (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018
SUMMARY OF ACCOUNTING POLICIES (concluded)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses have been recorded at December 31, 2019 and 2018.

Benefits Paid

Benefits are recorded upon distribution.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Administrative fees charged to the Plan as shown on the Statements of Changes in Net Assets relate to fees charged to the participants for recordkeeping and information management or participant loan processing that are deducted from their asset balances. Investment related expenses are included in net appreciation / (depreciation) in fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

3.  INVESTMENTS, AT FAIR VALUE
The following table summarizes the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2019 and 2018, respectively:
December 31 ,2019	Level 1	Level 2	Level 3	Total

Money markets*	$ 321,905	$ —	$ —	$ 321,905
Mutual funds	141,318,333	—	—	141,318,333
Common stock*	8,752,335	—	—	8,752,335

Total investments	$ 150,392,573	$ —	$ —	$ 150,392,573

December 31 ,2018	Level 1	Level 2	Level 3	Fair Value

Mutual funds**	$ 110,973,960	$ —	$ —	$ 110,973,960
Common stock**	8,293,580	—	—	8,293,580

Total investments	$ 119,267,540	$ —	$ —	$ 119,267,540

*	As of December 31, 2019, the VGI Brokerage Option totaled $1,083,531, of which 30% was comprised of money markets and 70% was comprised of common stock.
**	As of December 31, 2018, the VGI Brokerage Option totaled $877,667, of which 34% was comprised of mutual funds and 66% was comprised of common stock.
There were no assets measured at fair value on a non-recurring basis at December 31, 2019 or 2018.  There were no transfers between categories during 2019 or 2018.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

4.  TAX STATUS
The Bank adopted a prototype plan whose most recent opinion letter from the Internal Revenue Service, dated May 28, 2014, stated that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended from the original prototype document; however, the Plan Administrator believes the Plan is currently operated in compliance with the applicable requirements of the IRC.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2016.
The United States Generally Accepted Accounting Principles requires plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken as of December 31, 2019. The Plan did not have any uncertain positions at December 31, 2018 which required disclosure or accrual. The Plan has recognized no interest or penalties related to uncertain tax positions.
5.  ADMINISTRATION OF PLAN ASSETS
The Plan assets are held by The Vanguard Group, the Custodian of the Plan.
Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard Fiduciary Trust Company, who invests cash received, interest, and dividend income in accordance with participants’ instructions and makes distributions to participants. The Trustee also administers the payment of interest and principal on participants’ loans.
Certain administrative functions are performed by officers or employees of the Bank.  No such officers or employees receive compensation for such functions from the Plan.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

6.  RISKS AND UNCERTAINTIES
The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7.  RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
The Plan's record keeper, Trustee, and Custodian, as well as the Company and Plan participants, and Crowe LLP, the auditor of the Plan’s financial statements, are each a “party-in-interest" to the Plan as defined by ERISA. Certain administrative functions are performed by employees and officers of the Bank for which no compensation was paid from the Plan. For the year ended December 31, 2019, the Bank contributed $4,150,698 to the Plan, of which none was owed to the Plan at December 31, 2019. For the year ended December 31, 2018, the Bank contributed $3,881,280 to the Plan, of which none was owed to the Plan at December 31, 2018. In addition, the Bank paid expenses in connection with the administration of the Plan, totaling $18,401 and $27,414 for the years ended December 31, 2019 and 2018, respectively. Expenses paid to the Plan’s record keeper, trustee, and custodian represent party-in-interest transactions.
The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank. At December 31, 2019 and 2018, the Plan held 243,026 shares and 286,033 shares, respectively. At December 31, 2019 and 2018, the stock value was $7,990,709 and $7,714,298, respectively. For the years ended December 31, 2019 and 2018, the purchases of stocks amounted to $1,286,580 and $1,217,472 respectively and sales amounted to $2,812,204 and $1,465,091, respectively. For the years ended December 31, 2019 and 2018, dividends earned were $226,189 and $230,979, respectively. For the years ended December 31, 2019 and 2018, realized gains were $396,602 and $320,571, respectively. In addition, certain of the investment options are managed by Vanguard.  Transactions in such investments qualify as party-in-interest transactions. Notes receivable from participants also qualify as parties-in-interest transactions.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

8.  ROLLOVER CONTRIBUTIONS
For the year ended December 31, 2019, the rollover contributions are made up of contributions from current employees rolling their assets over into the Plan and contributions from former employees of SI Financial Group, Inc. (“SI Financial”). On May 17, 2019, the Bank acquired SI Financial. The employees of SI Financial were given credit for hours of service with their previous employer and were able to participate in the Berkshire Bank 401(k) Plan on June 1, 2019. The SI Financial 401(k) Plan participants had the option to rollover their funds into the Berkshire Bank 401(k) Plan.

For the year ended December 31, 2018, the rollover contributions are made up of contributions from current employees rolling their assets over into the Plan. Current employees have the option to transfer their funds from a previous employer’s retirement plan into the Plan.

9.  SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and has since spread to a number of other countries, including the United States. On March 11, 2020, the World Health Organization classified COVID-19 a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels.  While the length and severity of this pandemic cannot be reasonably estimated, it has negatively impacted the market price of Berkshire Hills Bancorp common stock and Plan assets.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year. Additionally, required minimum distributions beginning in 2020 will be delayed by one year, but may still be received at the request of a participant.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Concluded)
December 31, 2019 and 2018

10.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per financial statements	$ 153,169,913	$ 122,324,115
Less: deemed distributed loans (1)	2,812	1,909
Net assets available for benefits per Form 5500	$ 153,167,101	$ 122,322,206

The following is a reconciliation of the net increase / decrease in net assets available for benefits as presented in the statements of changes in net assets available for benefits to Form 5500 for the years ended December 31, 2019 and 2018:
	December 31,
	2019	2018
Net increase / decrease in net assets available for benefits
per the financial statements	$ 30,845,798	$ (912,804)
Less: deemed distributed loans (1)	2,812	1,909
Plus: prior year distributions (1)	1,909	1,909
Net increase / decrease in net assets available for benefits
per Form 5500	$ 30,844,895	$ (912,804)

(1)
In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from plan assets and reported as a benefit paid to a participant. Any loans held by participants that were deemed in previous years where the participant distributes or terminates from the plan in the current year, the balances are applied against the current year’s distribution balance.

BERKSHIRE BANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #: 04-3312097
Three-digit plan number: 002
December 31, 2019

(a)	(b) (c) Identity of Issuer, Borrower, Lessor or Similar Party and Description of Investment	(d) Cost	(e) Current Value (1)
	Mutual funds:
	Templeton Global Bond Fund	**	1,398,573
*	Vanguard 500 Index Inv.	**	15,798,427
*	Vanguard Dividend Growth Fund	**	3,208,614
*	Vanguard Emrg Mkts Stk Ind Inv.	**	1,503,128
*	Vanguard Federal Money Market Fund	**	6,909,537
*	Vanguard IT Treasury Inv.	**	3,658,554
*	Vanguard U.S Growth	**	3,799,490
*	Vanguard International Growth Fund	**	5,476,932
*	Vanguard Mid-Cap Index Fund	**	5,057,563
*	Vanguard Prime Money Market Fund	**	63
*	Vanguard Selected Value	**	1,807,274
*	Vanguard ST Bond Index Inv.	**	1,193,550
*	Vanguard ST Federal Inv.	**	385,976
*	Vanguard Small-Cap Growth Index	**	6,175,921
*	Vanguard TGT Retirement 2015	**	3,033,547
*	Vanguard TGT Retirement 2020	**	7,931,402
*	Vanguard TGT Retirement 2025	**	15,047,847
*	Vanguard TGT Retirement 2030	**	9,067,041
*	Vanguard TGT Retirement 2035	**	10,947,162
*	Vanguard TGT Retirement 2040	**	8,072,540
*	Vanguard TGT Retirement 2045	**	6,777,798
*	Vanguard TGT Retirement 2050	**	4,904,938
*	Vanguard TGT Retirement 2055	**	2,196,607
*	Vanguard TGT Retirement 2060	**	1,001,095
*	Vanguard TGT Retirement 2065	**	42,900
*	Vanguard Target Retirement Inc.	**	2,652,178
*	Vanguard Total Bond Market Index	**	3,376,318
*	Vanguard Total Stock Market Inv.	**	6,933,203
*	Vanguard Windsor II Fund Inv.	**	2,960,155
	Common Stock:
*	Berkshire Hills Bancorp, Inc. Common Stock	**	7,990,709
	Brokerage account:
*	VGI Brokerage Option	**	1,083,531
	Notes receivable from participants:
*	Participant loans: 4.25% to 6.50%,		2,774,528
	Maturing 1/13/2020 through 12/23/2024
			$ 153,167,101

* Represents a party-in-interest as defined by ERISA.
** As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Berkshire Bank 401(k) Plan

Date: June 29, 2020	By:	/s/ Shelley Guyette
Shelley Guyette
Senior Vice President, Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Crowe LLP